United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs the filing date of its Sustainability-related financial disclosures report

Rio de Janeiro, May 28th, 2025 - Following the Press Release dated May 29, 2024[1], Vale S.A. ("Vale" or "Company"), informs that the Company will publish, on a pioneering basis, on June 2, 2025, its sustainability-related financial disclosures report (“Report”).

The Report was prepared in accordance with the international standards issued by the International Sustainability Standards Board (ISSB) and with the CBPS Sustainability Disclosure Pronouncements, issued by the Brazilian Sustainability Standards Committee (CBPS).

The disclosure will be made by Vale on a voluntary basis, in line with the beneficial prerogative established by the Brazilian Securities and Exchange Commission (CVM), while at the same time representing a two (2) year anticipation of the obligations set out in CVM Resolution 193/23, as amended.

Vale’s early adoption of the IFRS Sustainability Disclosure Standards reflects the ongoing evolution of its climate change and sustainability-related disclosures, as well as Vale’s commitment to transparency of its practices, including those connected to the Company’s financial statements.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] With the title” Vale informs voluntary adoption of the ISSB international standard” and available here.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 28, 2025		Director of Investor Relations